FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of May 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1	TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: May 27, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

Better Health, Brighter Future

TAKEDA'S EXECUTIVE COMPENSATION OVERVIEW

Takeda’s executive compensation structure reflects our position as a top 10 global pharmaceutical company. We have an experienced and diverse Takeda Executive Team representing eleven nationalities and located in four countries. Approximately 50% of our revenue is generated from the United States and approximately 40% of our employees are located in the United States.

COMPENSATION PAY FOR PERFORMANCE PHILOSOPHY AND OBJECTIVES
Our executive compensation strategy is designed to closely link pay with performance and increases in long-term shareholder value while minimizing excessive risk-taking. To help us accomplish these important objectives, we have adopted the following policies and practices over time:

What We Do
Beginning in April 2020, employ a robust incentive recoupment (i.e. clawback) policy, further enhancing our ability to recoup compensation
Beginning in Fiscal Year 2019, utilize a total shareholder return metric in the performance share unit program to align the payout with long-term stock performance and shareholder experience
Beginning in Fiscal Year 2019, established share retention policies
Conduct competitive benchmarking to ensure Internal Director (and executive team) compensation is aligned to market
Include caps on annual cash incentive and performance share unit program payouts
Align Internal Director and (executive team) short-term incentive and long-term incentive with company performance
Actively engage with our shareholders
Tie majority of Internal Director (and executive team) compensation to long-term performance
Engage independent compensation consultants
What We Don’t Do
No automatic or guaranteed annual salary increases
No guaranteed bonuses or long-term incentive awards
No above median targeting of Internal Director compensation

Takeda’s Executive Compensation Overview

Takeda’s Total Rewards Philosophy:
We achieve these objectives through a balanced combination of the following three primary components of our executive compensation structure:

Base Salary: A fixed cash compensation amount that is competitive within the markets in which we compete for talent.

Short-Term Incentive (“STI”): An annual cash bonus opportunity with payout levels based on degree of achievement of pre-established annual performance goals. The STI plan is designed to focus the entire team on shared annual Company performance goals and specific group goals. It is important to note that the STI plan extends beyond the Internal Directors and Takeda Executive Team to over 18,000 employees globally, uniting leaders and plan participants with a common vision of delivering therapies for patients and value to shareholders.

Long-Term Equity Incentives (“LTI”): The greatest emphasis among the three components is placed on longer-term incentives, in order to focus and align our Internal Directors (and Takeda Executive Team) upon achievement of increased long-term shareholder value. LTI compensation takes two forms: performance share units (subject to performance based vesting requirements) (“PSU”) and restricted stock units (subject to service-based vesting requirements) (“RSU”).

The mix of compensation for our Internal Directors (and Takeda Executive Team) reflects Takeda’s desire to link executive compensation with individual, executive group, and company performance. A substantial portion of the target pay for executives is performance-based. The annual STI and LTI PSU payouts are contingent upon company performance, with the STI factoring in performance over a one-year period, and LTI PSU compensation factoring in performance over a three-year period (as described below).

Takeda’s Executive Compensation Overview

The chart below depicts the annualized mix of target compensation for Takeda’s CEO:

FY 2019 CEO Pay Mix:
COMPENSATION PROGRAM OVERSIGHT
Role of the Compensation Committee
The Board of Directors (the “Board”) has delegated to the Compensation Committee (the “Committee”) (an advisory committee of the Board) the authority to determine compensation for Internal Directors (who are not Audit and Supervisory Committee members). The Committee consists of four Independent External Directors. For Fiscal Year 2019, Compensation Advisory Partners and Pay Governance (collectively the “Consultants”) provided advice and assistance to the Committee in its review of compensation structure and strategy. The Consultants attended select meetings at the invitation of the Committee, assisted the Committee with analyzing competitive peer company market data and relevant information relating to the Company’s compensation programs, and reported to the Committee regarding market trends and technical developments. In addition, members of our management team keep abreast of developments in compensation matters and participate in the gathering and presentation of data related to these matters as requested by the Committee.

Process of Determining Compensation
The level of compensation and the mix of compensation for Internal Directors are reviewed and established each year by the Committee. The process begins with a consideration of compensation levels and the mix of compensation for comparable executives at companies in Takeda’s Fiscal Year Peer Group (see below). After this benchmark review, the committee establishes Internal Director compensation: base salary adjustments, annual short-term incentive, and long-term incentive awards; relative to the peer median in each instance. Awards can be differentiated from the peer compensation levels based on each Internal Director’s individual performance, experience, leadership, and contributions to Takeda’s business and strategic performance. The Committee also provides advice to the Board in determining the compensation of Board members who are not members of the Audit and Supervisory Committee.

Comparative Framework
Individual compensation levels and opportunities are compared to a peer group of global pharmaceutical companies approved by the Committee and the Board to ensure our compensation programs and levels are competitive to attract and retain key talent in the global pharmaceutical market. Although the Committee considers the compensation practices of peer companies, it does not make any determinations or changes in compensation in reaction to the market data alone. The Fiscal Year 2019 Takeda Peer Group:

Takeda’s Executive Compensation Overview

Fiscal Year 2019 Takeda Peer Group
AbbVie (United States)	Amgen (United States)
Astellas (Japan)	AstraZeneca (United Kingdom)
Bristol-Myers Squibb (United States)	Celgene (United States)
Eli Lilly (United States)	Gilead Sciences (United States)
GlaxoSmithKline (United Kingdom)	Johnson & Johnson (United States)
Merck & Co (United States)	Merck Group (Germany)
Novartis (Switzerland)	Pfizer (United States)
Roche (Switzerland)	Sanofi (France)
The Takeda Fiscal Year 2020 Peer Group will remain the same as the Takeda Fiscal Year 2019 Peer Group other than removing Celgene due to it being acquired.

Key Performance Indicator Determination
Each year, the Committee and the Board review and establish the annual Key Performance Indicators (“KPI”) used for the STI plan and for the LTI PSU plan. The KPIs included in the STI and LTI PSU plans were carefully evaluated by the Committee before being approved by the Board. Takeda believes these KPIs enable the organization to focus on growth, profitability, pipeline performance, expense management and shareholder value creation. Furthermore, the KPIs determined by the Committee are consistent with Takeda’s peer group.

The Committee and the Board reference the annual operating plan to establish performance targets and to assess the relative weighting for each KPI. Underlying KPIs reflect the understanding that divestitures and significant events will impact the evaluation of the respective KPI over the performance period and enables required adjustments.

Both the STI and the LTI plans are designed in a way that allows participants to be rewarded for delivering strong results for shareholders if Takeda exceeds the plan targets. Conversely, if Takeda does not achieve targets, participants will receive a below target payout. If performance is below threshold, participants receive a 0% payout for that KPI. The maximum payout participants can receive under the plans is 200% of target.

Adjustments to Key Performance Indicators
The KPIs upon which incentive compensation payouts are determined may be adjusted to eliminate the distorting effect of unusual income or expense items. The adjustments are intended to:
•align award payments with the underlying performance of the core business;
•avoid volatile, artificial inflation or deflation of awards due to unusual items in the award year, and, where relevant, the previous (comparator) year;
•eliminate certain counterproductive short-term incentives; and
•facilitate comparisons with peer companies.

The Committee reviews and approves adjustments, including but not limited to, the impact of significant acquisitions or divestitures, the impact of share repurchases that differ significantly from business plan, and large swings in foreign exchange rates.

The Committee also has general authority to apply downward (but not upward) discretion to STI and LTI PSU payouts for individual Internal Directors. For the Fiscal Year 2019 STI and Fiscal Year FY 2017 – 2019 LTI PSU plans, the Committee adjusted the KPI achievement multiple for the Internal Directors (and Takeda Executive Team) downward by adjusting the plan targets and actual achievement removing the upside impact of Velcade (described in greater detail below).

Takeda’s Executive Compensation Overview

COMPONENTS OF THE COMPENSATION PROGRAM
Base Salary
The Committee sets appropriate levels of base salary for the CEO and other Internal Directors to ensure that Takeda can attract and retain a global leadership team that will continue to meet our commitments to customers and patients and sustain long-term profitable growth for our shareholders and lead and grow the scale, size, and complexity of the business. Base salary is established for the CEO and each Internal Director relative to his or her market benchmark based on their respective performance (including ES&G individual objectives), experience, unique skills, internal equity with others at Takeda, and the Company’s operating budget.

Short-Term Incentive Plan
Takeda’s STI framework aligns cash rewards with key measures of success over a one-year period. For the CEO, Fiscal Year 2019 performance was based 100% on corporate KPIs. The STI for other Internal Directors (and Takeda Executive Team), was based on 75% corporate KPIs and 25% divisional KPIs. The STI program was structured in this manner so that program participants have a clear line of sight to both company and divisional results, aligned with Takeda’s annual operating goals, in order to create value for our shareholders. As stated earlier, the STI Plan extends beyond the Takeda Executive Team to over 18,000 employees globally which unites leaders and plan participants with a common vision of delivering therapies for patients and value to shareholders.

Internal Director STI target amounts are set as a percentage of base salary. For Fiscal Year 2019, Mr. Weber’s STI target is 150% of base salary, plus an enhanced STI target of 75% of base salary to reward critical integration results resulting in fiscal year target STI of 225% of base salary. The enhanced STI target was only in effect for Fiscal Years 2018 and 2019 to account for critical objectives that needed to be accomplished in the time leading up to and after the acquisition of Shire. In Fiscal Year 2020, Mr. Weber’s STI target is 150% of base salary and the enhanced STI target of 75% of base salary is no longer applicable. Similarly, the other Internal Directors (and Takeda Executive Team) STI targets included an enhanced integration target for only Fiscal Years 2018 and 2019 which is no longer applicable in FY 2020.

Fiscal Year 2019 Short-Term Incentive Results
The chart below summarizes the Fiscal Year 2019 KPIs and performance ranges approved by the Committee and the Board for the short-term incentive plan:

KPI	Rationale	Weight	Measurement	Threshold	Target	Maximum
Underlying Revenue	•Key indicator of growth, including pipeline delivery •Important measure of success within the industry	30%	Performance Goal as a % of Target	97%	100%	105%
			STI Payout as a % of Target	40%	100%	200%
Underlying Core Operating Profit	•Measure of margin achievement while ensuring expense discipline •Reflects synergy capture •Communicated to shareholders as a key measure of Takeda success post Shire acquisition	40%	Performance Goal as a % of Target	95%	100%	115%
			STI Payout as a % of Target	50%	100%	200%
Underlying Core EPS	•Aligns participants with shareholders •Communicated to shareholders as a key measure of Takeda success post Shire acquisition	30%	Performance Goal as a % of Target	95%	100%	115%
			STI Payout as a % of Target	50%	100%	200%

Takeda’s Executive Compensation Overview

The annual STI cash payout is calculated as follows:

The Committee approved the a Corporate STI Multiple for Fiscal Year 2019 of 175.2.% for Internal Directors (and Takeda Executive Team) as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:
Announced divestiture products are adjusted out from Underlying P&L. The adjustments are made on a full year basis for the year of divestiture as well as previous year for a “like for like” comparison.

The Fiscal Year 2019 STI targets were established at the beginning of the performance period and were based on the Takeda annual operating plan. Based on assessment by external firms and resulting data available at the time, Velcade was projected to be impacted by introduction of generics. However, anticipated exposure to generics did not materialize, and Takeda experienced unexpected upside from Velcade. Based on Takeda’s corporate performance relative to the STI targets, the Corporate STI Multiple was 188.2%. However, management recommended to the Committee and the Board that the Corporate STI Multiple for Internal Directors (and Takeda Executive Team) be calculated without the impact of the Velcade upside which resulted in a Corporate STI Multiple of 175.2 % for Internal Directors (and Takeda Executive Team).

In the Notice of Convocation of the 144th Ordinary Meeting of Shareholders, Takeda proposes to pay bonuses up to 1,100 million JPY (excluding bonuses paid to the relevant Directors for their work as employees) to Christophe Weber, Costa Saroukos, and Masato Iwasaki based upon the STI plan performance summarized above. At the 143rd Ordinary Meeting of Shareholders bonuses of up to 730 million were approved by shareholders for Christophe Weber and Masato Iwasaki. The election Mr. Saroukos as a Director is the primary impact on the increase of bonuses from the 143rd meeting to the 144th meeting.

Takeda’s Executive Compensation Overview

Long-Term Incentive Plans
The LTI framework aligns the Internal Directors (and Takeda Executive Team) with the long-term strategy and shareholder returns while promoting the retention of critical global executive talent. Beginning in Fiscal Year 2019, 60% of the LTI program is delivered in PSUs and 40% in RSUs.

Fiscal Year 2019-2021 PSU Award
PSUs will be earned based on financial performance, strategic pipeline objectives and stock price performance relative to peers. For Fiscal Year 2019, the Committee and Board approved the following KPIs for the Fiscal Year 2019-2021 PSU:

KPI	Weight	Rationale
3-year Accumulated Underlying Revenue	25%	•Aligns with investor expectations •Focuses participants on continued growth and pipeline delivery •Important measure of success within the industry
Point in time Core Operating Profit Margin (at end of performance period)	25%	•Measures quality of the earnings over the performance period •High shareholder expectation for strong earnings growth
3-year Accumulated Free Cash Flow	25%	Focuses participants on cash generation and paying down debt following the Shire acquisition
Pivotal Study Start	25%	•Reflects future strength of Takeda’s overall performance through delivery of innovative research and development programs •Underscores our commitment to patients
3-year Relative TSR	Modifier +/-20%	•Aligns payout from our performance share plan with the shareholder experience •Only applies if absolute TSR is positive
After measuring performance under the financial and non-financial metrics outlined above, Takeda will assess the Total Shareholder Return (“TSR”) performance relative to our Fiscal Year 2019 Takeda Peer Group (excluding Celgene which was acquired).

Relative TSR can modify the final LTI PSU payout (up or down) by 20 percentage points. If absolute TSR performance is negative but Takeda outperforms our peers, a positive adjustment would not be made to the performance share payout factor. The chart below is the TSR goal for the Fiscal Year 2019-2021 performance cycle:

Percentile Rank	Modifier
80th and Above	+20%
60th to 79th	+10%
40th to 59th (median)	No adjustment
20th to 39th	-10%
19th and Below	-20%

Takeda’s Executive Compensation Overview

Fiscal Year 2017- 2019 PSU Award Targets and Outcomes/Results
Takeda has two outstanding PSU awards that were granted to Internal Directors (and Takeda Executive Team) prior to the Shire acquisition: the (i) FY 2017-2019 PSU and (ii) FY 2018-2020 PSU. The KPIs, which were set based on legacy Takeda performance goals, have a combination of financial and R&D metrics: Total 3-year Accumulated Underlying Revenue (20%); Total 3-year Accumulated Operating Free Cash Flow (20%); Total 3-year Accumulated Earnings Per Share (20%) and POC&C1 Target (40%). These KPI targets were fully aligned to Legacy Takeda FY2017-2019 MRP2 (for FY 2017 Grant) and FY2018-2020 MRP (for FY 2018 Grant) and all targets were based on legacy Takeda only. With the acquisition, Takeda nearly doubled in size and measuring performance of the combined company at the end of the three-year period relative to the already established performance goals would likely exceed the maximum on the financial KPIs. Accordingly, the FY 2017-2019 PSU goals were recalibrated by using the legacy Takeda goals for the FY 2017 and FY 2018 performance measurement periods and the combined company goals for the FY 2019 performance measurement period.

The chart below summarizes Takeda’s KPIs and performance ranges for the Fiscal Year 2017-2019 PSUs:

KPI	Measurement	Threshold	Target	Maximum
3-year Accumulated Underlying Revenue	Performance Goal as a % of Target	90%	100%	110%
	PSU Payout as a % of Target	0%	100%	200%
3-year Accumulated Operating Free Cash Flow*	Performance Goal as a % of Target	75%	100%	125%
	PSU Payout as a % of Target	0%	100%	200%
3-year Accumulated reported EPS*	Performance Goal as a % of Target	70%	100%	130%
	PSU Payout as a % of Target	0%	100%	200%
R & D Target **	PSU Payout as a % of Target	0%	100%	200%
* Excludes FX impact.
** We are not disclosing our target goals for our 3-year pipeline performance metric to prevent competitive harm to our future performance.

1 Proof of Concept & Competitiveness which is consistent with pivotal study start.
2 Mid-Range Plan.

Takeda’s Executive Compensation Overview

The number of units earned by the participant is calculated as follows:
The Committee approved a PSU Multiple for Fiscal Year 2017-2019 PSU of 159.3% for Internal Directors (and Takeda Executive Team) as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:
* Excludes FX impact.
** We are not disclosing our target goals for our 3-year pipeline performance metric to prevent competitive harm to our future performance.
Announced divestiture products are adjusted out from Underlying P&L. The adjustments are made on a full year basis for the year of divestiture as well as previous year for a “like for like” comparison.

The Fiscal Year 2019 Accumulated Underlying Revenue Combined Company target was established at the beginning of the performance period and was based on the Takeda annual operating plan. Based on data available at the time, Velcade was projected to be impacted by generic entry. However, anticipated generic

Takeda’s Executive Compensation Overview

entry did not materialize, and Takeda experienced unexpected upside from Velcade. Based on Takeda’s corporate performance relative to the PSU targets, the PSU Multiple was 160.3%. However, management recommended to the Committee and the Board that the PSU Multiple be calculated without the impact of the Velcade upside which resulted in PSU Multiple of 159.3%.

Fiscal Year 2019-2021 Special Integration PSU Award
For Fiscal Year 2019, Takeda granted a one-time special integration PSU award to the Internal Directors (and Takeda Executive Team). This LTI PSU award focuses participants on the achievement of key integration milestones over the next three years. The Committee and the Board approved three financial KPIs to measure the success of the integration in each of the next three fiscal years:

KPI	Weight	Rationale
FY 2019 – 2021 underlying operating expense	33.3%	Provides direct line of sight to encourage the business to manage expenses during integration to help deliver our margin commitments
FY 2019 – 2021 integration costs	33.3%	Maintains a sharp focus on managing one-time integration costs
Point in time net debt to adjusted EBITDA ratio	33.3%	Supports our commitment to shareholders to drive down our net debt to adjusted EBITDA ratio meaningfully during the first three to five years post Shire acquisition
The Special Integration PSU award vesting is determined annually at the conclusion of Fiscal Years 2019, 2020 and 2021, based on the respective KPI target achievement for the respective fiscal year. KPIs for the Special Integration PSU program are based on internal forecasts for each measure. The maximum payout participants can achieve under the plan is 200% of target. If Takeda’s performance is at or below threshold participants would receive a 0% payout for that KPI. The KPIs under the Special Integration PSU program focus on expense management and, as such, lower expenses, costs and ratios that reflect stronger performance would result in an above target payout.

Takeda’s Executive Compensation Overview

Fiscal Year 2019-2021 One-Time Integration Long-Term Incentive Targets Outcomes/Results (Year 1, Fiscal Year 2019)
The chart below summarizes the KPI metrics and performance ranges for the 2019-2021special integration plan:

Metric	Weight	Measurement	Threshold	Target	Maximum
FY 2019 – 2021 underlying operating expense	33.3%	Performance Goal as a % of Target	105%	100%	90%
		Integration Payout as a % of Target	0%	100%	200%
FY 2019 – 2021 integration costs	33.3%	Performance Goal as a % of Target	105%	100%	90%
		Integration Payout as a % of Target	0%	100%	200%
Point in time net debt to adjusted EBITDA ratio	33.3%	Performance Goal as a % of Target	105%	100%	90%
		Integration Payout as a % of Target	0%	100%	200%
The number of units earned by the participant is calculated as follows:

Target Number of Units	X	Special Integration PSU Multiple – Year 1	=	Special Integration PSUs Earned – Year 1
The Committee approved a Special Integration PSU Multiple for Fiscal Year 2019 of 180.6% as shown in the following chart which details target performance levels, performance outcomes, and performance outcome scores:

KPI	Weight	Target	Results	Score	Weighted Score
FY 2019 – 2021 underlying operating expense (FY 2019)	33.3%	(15,409)	(14,766)	141.7%	47.2%
FY 2019 – 2021 integration costs (FY 2019)	33.3%	(1,546)	(1,354)	200%	66.7%
Point in time net debt to adjusted EBITDA ratio (FY 2019)	33.3%	4.68	3.80	200%	66.7%
Special Integration PSU Multiple Year 1					180.6%
EXTERNAL DIRECTOR COMPENSATION
Takeda introduced External Director equity compensation in 2016 with an approximate pay mix of 75% cash and 25% long-term incentive (time-based restricted stock units) and the compensation level based on whether the Director resided in or outside of Japan. The program was modified in 2019 with a (i) mix of 50% cash and 50% long-term incentive (time-based restricted stock units), (ii) additional compensation for Chair roles and Audit & Supervisory Committee members, and (iii) a consistent compensation level regardless of the location of the Directors residence. The modifications were made to further strengthen the External Directors commitment to mid-term and long-term company value and their shares alignment with shareholder interests.

Takeda’s Executive Compensation Overview

The level of compensation was determined based on the Fiscal Year 2019 Takeda Peer Group (see below). Beginning with the 2019 LTI grant, the annual grant cliff vests three years from the date of grant and external Directors are required to hold 75% of their vested LTI until they cease service as a director.

Cash 50%
LTI 50%	Grant Year	Year 1	Year 2	Year 3 Vest	Time as a Director 75% share-holding requirement
FISCAL YEAR 2020 SHORT-TERM INCENTIVE AND LONG-TERM INCENTIVE COMPENSATION PLANS
The Fiscal Year 2020 KPIs, weightings, and performance ranges remain unchanged from Fiscal Year 2019. The Committee and the Board believe this structure continues to enable the organization to focus on growth, profitability, pipeline performance, expense management and shareholder value creation.

Internal Director (and Takeda Executive Team) STI targets will not be enhanced for critical integration efforts as they were in Fiscal Years 2018 and 2019.

The Takeda Fiscal Year 2020 Peer Group will remain the same as the Takeda Fiscal Year 2019 Peer Group other than removing Celgene.

Takeda’s Executive Compensation Overview

SHARE HOLDING REQUIREMENT
Takeda’s shareholding requirement is designed to further promote sustained shareholder return and to ensure the company's senior executives remain focused on both short- and long-term objectives. Beginning with LTI grants in 2019 and continuing in subsequent years, PSUs (not including the one-time Special Integration PSUs) and RSUs granted to Internal Directors (and Takeda Executive Team) are subject to a two-year holding period after vesting.

Fiscal Year 2019 LTI Vesting Schedule and Holding Requirement
Grant Year	Year 1	Year 2	Year 3	Year 4	Year 5
Restricted Stock Units	1/3 vest after 1-year	Required to hold the shares for 2 years after vesting
		1/3 vest after 2-years	Required to hold the shares for 2 years after vesting
			1/3 vest after 3-years	Required to hold the shares for 2 years after vesting
Performance Share Units	Vest at the end of 3-year performance period based on achievement of KPI targets			Required to hold the shares for 2 years after vesting
Special Integration Performance Share Units	Vest after 1-year based on achievement of KPI targets	Vest after 2-years based on achievement of KPI targets	Vest after 3-year based on achievement of KPI targets	No holding requirement
RECOUPMENT POLICY
The Committee and Board adopted a clawback policy which provides that in the event of a significant restatement of financial results or/and significant misconduct, the independent external members of Takeda’s Board of Directors may require Takeda to recoup incentive compensation. This would include all or a portion of the compensation received by any member of the Takeda Executive Team, any Internal Director on the Takeda’s Board of Directors, and any other individual designated by the independent external members of Takeda’s Board of Directors within the fiscal year, and the three (3) prior fiscal years, that the need for a significant restatement of financial results or significant misconduct was discovered.

The policy was effective on April 1, 2020 and applies to short-term incentive compensation beginning with the Fiscal Year 2020 performance year and long-term incentive granted in Fiscal Year 2020 and continues to apply for all subsequent periods.

SHAREHOLDER ENGAGEMENT
Takeda is committed to regular, ongoing engagement with shareholders to ensure that we continue to understand shareholder feedback about our compensation program and incorporate that feedback into the compensation decision-making process. To that end, in the Fiscal Year 2019 Takeda reached out to shareholders and had more than 750 meetings and conference calls with shareholders, investors and analysts. The feedback informs the Committee’s continuous assessment of the program design and ongoing discussions with shareholders, which contribute to the evolution of the program.